UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39250

BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibits 99.1 and 99.2 included in this Form 6-K are incorporated by reference into Brookfield Infrastructure Corporation’s registration statement on Form F-3 (File No. 333-255051).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Unaudited Interim Consolidated Financial Statements of Triton International Ltd. for the three and six months ended June 30, 2023 and 2022.
99.2	Unaudited pro forma financial statements of Brookfield Infrastructure Corporation. for the year ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: April 15, 2024	By:	/s/ Michael Ryan
		Name:	Michael Ryan
		Title:	Secretary